June 10, 2025

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Bonnie Baynes and Ms. Angela Connell

Re: BeOne Medicines Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-3786

Dear Ms. Baynes and Ms. Connell:

    BeOne Medicines Ltd. (the “Company”) is transmitting this letter in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Form 10-K filed on February 27, 2025, as set forth in your letter dated June 2, 2025 addressed to Mr. Aaron Rosenberg, Chief Financial Officer of the Company. For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
3. Collaborative and Licensing Arrangements, page 151

1.You disclose that other collaboration revenue consists primarily of revenue under the Novartis broad markets agreement and, beginning in 2024, royalty revenue under the Amgen collaboration agreement. Please review your future filings to clarify the product to which the Amgen royalty revenue relates. In this regard, your disclosure on page 153 indicates that beginning in October 2019 you were responsible for the commercialization of XGEVA, KYPROLIS and BLINCYTO in China for a period of five to seven years, and that following the commercialization period you have the right to retain one product and receive royalties on sales in China for an additional five years on the products not retained. Clarify whether the commercialization period has ended for any of these products and if not, to which products the royalty revenue relates.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company will revise its disclosure contained in future relevant filings with the Commission, with necessary updates.

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If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact Edwin O’Connor of Goodwin Procter LLP at eoconnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ AARON ROSENBERG
Aaron Rosenberg
Chief Financial Officer

Enclosures

cc:    Chan Lee, Senior Vice President, General Counsel, BeOne Medicines Ltd.
    Edwin O’Connor, Goodwin Procter LLP
    Folake Ayoola, Goodwin Procter LLP